DLA Piper US LLP
2000 University Avenue
East Palo Alto, California 94303-2214 www.dlapiper.com
Peter M. Astiz peter.astiz@dlapiper.com
T 650.833.2036
F 650.687.1159
OUR FILE NO. 355856-000010

April 28, 2009

Mr. Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Re:	Super Micro Computer, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2008
Form 10-Q for the Quarterly Period Ended December 31, 2008
File No. 001-33383

Dear Mr. Krikorian:

This letter is submitted on behalf of Super Micro Computer, Inc. (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Form 10-K for the Fiscal Year Ended June 30, 2008 (the “2008 10-K”) and Form 10-Q for the Quarterly Period Ended December 31, 2008 (the “December 2008 10-Q”), under File No. 001-33383 (collectively, the “Filings”), as set forth in your letter to Mr. Charles Liang dated March 25, 2009. For reference purposes, the text of your letter dated March 25, 2009 has been reproduced herein, with the Company’s response below.

Form 10-K for the Fiscal Year Ended June 30, 2008

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39

Overview, page 39

1. We note that you have identified the types of key financial and non-financial indicators you use to measure your performance. Additional disclosure which quantifies and analyzes these indicators would provide an improved understanding of your financial results. We refer you to Section III.B.l of SEC Release 34-48960, which notes that you should address those key variables and other qualitative and quantitative factors which are peculiar to and necessary for an understanding and evaluation of your company. Please indicate to the Staff what consideration you gave to quantifying and analyzing each of your key indicators.

Mr. Stephen Krikorian

April 28, 2009

Page Two

Response: The Company acknowledges the Staff’s comment. Please be advised that the Company has been mindful of the guidance provided in SEC Release 34-48960 in the preparation of its MD&A. For the purposes of the overview, the Company does not believe that there is any particular significance to quantifying the matters identified as significant financial indicators. These matters are addressed in the main portion of the MD&A discussion and the Company does not believe there are any particular trends or developments that merit special focus in the overview. Moreover, the Company does not believe that there are any characteristics with respect to these indicators that are unique or peculiar to the Company. However, the Company intends to remain mindful of this issue in the preparation of future filings.

Critical Accounting Policies, page 42

2. We note that you identify certain assumptions and estimates throughout your discussion of critical accounting policies. The critical accounting policies should describe how these estimates and related assumptions were derived, how accurate estimates/assumptions have been in the past, and whether the estimates/assumptions are reasonably likely to change in the future. You should provide quantitative as well as qualitative information when information is reasonably available. Tell us how you considered providing this enhanced disclosure in your Form 10-K as well as your Form 10-Q for the quarterly period ended December 31, 2008. For example, you should describe how you derive the factors used in the discounted cash flow model used to estimate the fair value of long-term investments and quantify a range of possible fair values for these investments depending on different input assumptions. In addition, your discussion of product warranties and inventory valuation could be enhanced to address how accurate your estimates and assumption have been in the past. In this regards we note that you sold previously reserved inventory and made an adjustment to your accrual for product warranties during the six months ended December 31, 2008. See Section V of SEC Release 34-48960.

Response: The Company acknowledges the Staff’s comment and has provided below a revised disclosure which it proposes to use in future filings regarding how it estimated fair value of long term investments and how it determined product warranties and inventory valuation.

Mr. Stephen Krikorian

April 28, 2009

Page Three

Impairment of Long Term Investments. Impairment of long-term investments relates to the un-realized loss on the carrying value of our investments in auction rate securities; such securities were rated AAA at the date of purchase. The liquidity and fair value of these securities has been negatively impacted by the uncertainty in the credit markets and exposure of these securities to the financial condition of bond insurance companies. We have received all interest payments due on these instruments on a timely basis. Each of these securities has been subject to auction processes for which there had been insufficient bidders on the scheduled rollover dates and the auctions have subsequently failed. When these securities lost the short-term liquidity previously provided by the auction processes, we reclassified these securities as non-current investments. We have used a discounted cash flow model to estimate the fair value of these investments as of June 30, 2008. The material factors used in preparing the discounted cash flow model are 1) the discount rate utilized to present value the cash flows, 2) the time period until redemption and 3) the estimated rate of return. Management derives the estimates by obtaining input from market data on the applicable discount rate, estimated time to maturity and estimated rate of return. The changes in fair value have been primarily due to changes in the estimated rate of return and a change in the estimated redemption period (increasing by one year at year end). The fair value of our investment portfolio may range between 2% to 4% by increasing or decreasing the rate of return used by 1% or by increasing or decreasing the term used by 1 year.

Changes in these estimates or in the market conditions for these investments are likely in the future based upon the then current market conditions for these investments and may affect the fair value of these non-current investments.

Product warranties. We offer product warranties ranging from 15 to 39 months against any defective product. We accrue for estimated returns of defective products at the time revenue is recognized, based on historical warranty experience and recent trends. We monitor warranty obligations and may make revisions to our warranty reserve if actual costs of product repair and replacement are significantly higher or lower than estimated. Accruals for anticipated future warranty costs are charged to cost of sales and included in accrued liabilities. The liability for product warranties was $3.4 million as of December 31, 2008, compared with $2.3 million as of December 31, 2007. The provision for warranty reserve was $3.8 million for the six months ended December 31, 2008, compared with $2.4 million for the six months ended December 31, 2007. The Company’s estimates and assumptions used have been historically close to actual. The change in estimated liability for pre-existing warranties was $102,000 and $(4,000) in the six months ended December 31, 2008 and in the fiscal year ended June 30, 2008, respectively. As the Company experienced an increase in repair cost of warranty claims in the six months ended December 31, 2008 compared with its historical experience, the provision for warranty reserve increased $1.4 million in the six months ended December 31, 2008 compared to the six month period ended December 31, 2007. If in future periods the Company experiences or anticipates an increase in warranty claims as a result of new product introductions or increases in unit volume compared with its historical experience, or if the cost of servicing warranty claims is greater than expected, the Company intends to adjust its estimates appropriately.

Mr. Stephen Krikorian

April 28, 2009

Page Four

Inventory valuation. Inventory is valued at the lower of cost or market. The Company evaluates inventory on a quarterly basis for lower of cost or market and excess and obsolescence and, as necessary, writes down the valuation of units to lower of cost or market or for excess and obsolescence based upon the number of units that are unlikely to be sold based upon estimated demand for the following twelve months. This evaluation takes into account matters including expected demand, anticipated sales price, product obsolescence and other factors. If actual future demand for our products is less than currently forecasted, additional inventory adjustments may be required. Once a reserve is established, it is maintained until the product to which it relates is sold or scrapped. If a unit that has been written down is subsequently sold, the cost associated with the revenue from this unit is reduced to the extent of the write down, resulting in an increase in gross profit. The Company monitors the extent to which previously written down inventory is sold at amounts greater or less than carrying value, and based on this analysis, adjusts its estimate for determining future write downs. In the first quarter of 2009, the historical analysis of sales of previously written down inventory was such that the Company decreased its estimate for reserving excess and obsolete inventory. If in future periods, the Company experiences or anticipates a change in recovery rate compared with its historical experience, the Company’s gross margin would be affected. The Company’s provision for inventory was $6.9 million and $5.6 million for the year ended June 30, 2008 and 2007, respectively. The Company’s provision for inventory was $0.3 million and $4.5 million for the six months ended December 31, 2008 and 2007, respectively.

Results of Operations, page 45

3. Your discussion should include disclosure of currently known trends, events and uncertainties that are reasonably expected to have a material impact on your liquidity, capital resources and/or results of operations. You should also quantify the expected effects of any known material trends on your future results to the extent possible. For example, we note less reliance in recent years on Ablecom for serverboards and other components of your server systems, the increase in deferred revenue resulting from acceptance provisions in your customer contracts, and higher sales to China. In addition, we note from your Form 10-Q for the quarterly period ended December 31, 2008 that you experienced higher repair costs and affected a 90 day extension of your warranty period. Tell us whether any of these items are indicative of future results and the consideration given to identifying any known trends, events and uncertainties that would reasonably be expected to have a material impact on earnings. Refer to Item 303(A)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release 34-48960.

Mr. Stephen Krikorian

April 28, 2009

Page Five

Response: The Company acknowledges the Staff’s comment. The Company believes that its filings have appropriately addressed known trends, events and uncertainties. More specifically, at the time of the filing of the 2008 10-K, the Company did not anticipate that it would reduce its reliance on Ablecom product purchases, the increase in deferred revenue resulting from acceptance provisions in its customer contracts or the higher sales to China. Moreover, these matters would not have been expected to have a material impact on the Company’s results of operations. However, the Company intends to take the Staff’s comments into consideration in connection with the preparation of future filings.

Higher repair costs and the effect of a 90 day extension of the Company’s warranty period resulted in an increase in the Company’s provision for warranty reserves by $0.1 million during the three months ended December 31, 2008 compared to 2007 and $1.2 million during the three months ended September 30, 2008 compared to 2007. The Company believes that higher repair costs during the three months ended September 30, 2008 were not indicative of future results and does not believe repair costs will continue to increase significantly. In addition, the Company believes that the extension of the warranty period by 90 days in September 2007 will not significantly impact the future results. However, if the Company experiences an increase in warranty claims compared with its historical experience, or if the cost of servicing warranty claims is greater than expected, or if the Company anticipates either of the foregoing, the Company intends to modify its disclosure accordingly.

Item 8.	Financial Statements and Supplementary Data, page 54

4. Tell us where you have presented selected quarterly financial data in accordance with Item 302 of Regulation S-K. Revise accordingly.

Response: The Company acknowledges the Staff’s comment and will provide such information in future filings.

Mr. Stephen Krikorian

April 28, 2009

Page Six

Item 11.	Executive Compensation, page 92

Compensation Discussion and Analysis, page 92

5. We note that your compensation discussion and analysis, summary compensation table and other executive compensation disclosures contain data for the most recent fiscal year only. Please be advised that you were required to include data for the most recent two fiscal years in your compensation discussion and analysis and summary compensation table, and that the compensation discussion and analysis and summary compensation table in your annual report on Form 10-K for the fiscal year ended June 30, 2009 should include data for the most recent three fiscal years. See SEC Release 33-8732A.

Response: The Company acknowledges the Staff’s comments and such information will be included in future filings.

6. We note your disclosure on page 92 that it is your philosophy to link the compensation of your executive officers to corporate performance. Please provide information responsive to sub-paragraphs (b)(v)-(b)(viii) of Item 402 of Regulation S-K, providing this information with respect to each form of compensation that was awarded. As an example, we note that you should disclose the factors that your compensation committee considered in deciding to approve increases in base salaries for your executive officers during fiscal year 2008.

Response: The Company’s acknowledges the Staff’s comments. The Company is mindful of the provisions of paragraphs (b)(v)-(b)(viii) of Item 402 of Regulation S-K. However, the decisions by the Company’s Compensation Committee are subjective and do not lend themselves to the specifics discussed in such subparagraphs. Base compensation changes are implemented annually in connection with the Company’s annual review process and bonuses are determined quarterly. As noted in the 2008 10-K and discussed below, the Compensation Committee does look at some comparable company data and notes industry data regarding average compensation increases in the industry. The Compensation Committee reviews for each officer the level of responsibility, contributions to the Company’s financial results, the overall performance of the Company and the compensation levels of comparable companies. This information is factored in the Committee’s determinations, but is not weighted in any specific manner. The Compensation Committee expects to refine its process as the Company grows and intends to provide additional clarification in future filings.

7. We note that you review data on the compensation practices of comparable technology companies in determining the compensation of your executive officers and that you reviewed publicly available peer group compensation data in structuring your compensation programs. Please identify the companies in the comparative group(s), discuss the criteria that you used to select constituents of the group(s), and describe the extent to which you considered the comparative performance of these entities and the relationship of their performance to that of your company.

Mr. Stephen Krikorian

April 28, 2009

Page Seven

Response: The Company acknowledges the Staff’s comment. The Company’s Compensation Committee reviews compensation information for a broad range of other public technology companies that manufacture and sell networking related computing equipment. The specific companies are noted below. This information is used as a point of reference, but is not otherwise more specifically analyzed. In particular, the Compensation Committee does not review any data regarding average or seek to benchmark the Company’s compensation based upon any such statistics. The Company proposes to add additional discussion in future filings regarding the specifics of the company data reviewed and its limited reliance on such data.

The group of companies considered consists of Argon ST, Inc., Brocade Communications Systems, Inc., Extreme Networks Inc., F5 Networks Inc., Foundry Networks, Inc., Juniper Networks, Inc., MICROS Systems, Inc., NetScout Systems Inc. , Network Appliance, PAR Technology Corp., Rackable Systems, Inc., Secure Computing Corp., Synaptics Inc., Teledyne Technologies Inc., VeriFone Holdings Inc.

8. You state that current compensation arrangements for your executive officers are significantly below average compensation levels for similar positions at comparable companies. Please disclose in quantitative terms the extent to which the compensation levels are below average, to ensure that investors have the contextual information needed to understand how your management’s compensation compares to that of the comparison group(s).

Response: The Company acknowledges the Staff’s comments. The Company believes that by any measure, the Company’s compensation is well below comparable companies. However, as noted above, the Compensation Committee does not specifically review averages in the group data. Moreover, because the Committee uses the data as only a point of reference, the Committee finds it useful to review information from a broad range of companies rather than a more narrow group that might be more properly deemed a “peer group”. Because of this, the Company believes that for it to report on any specific averages that would be derived from this group, would be potentially misleading and would not add to investors understanding of the Company’s compensation practices. Nonetheless, as discussed above, as the Company’s practices continue to evolve, the Company expects to provide additional disclosure in future filings.

9. We note your disclosure that for fiscal year 2008, aggregate quarterly bonuses paid to your executive officers averaged approximately 5% to 9% of base salary. Please include a discussion of any formula you used to determine the amount of quarterly bonuses and describe the extent to which you considered whether disclosure concerning bonus or other non-equity plans under which compensation was either paid or might have been earned should have been addressed in columns (c)-(e) of the table in paragraph (d) of Item 402 of Regulation S-K.

Mr. Stephen Krikorian

April 28, 2009

Page Eight

Response: The Company acknowledges the Staff’s comments. Historically, quarterly bonuses have ranged from 0 to 2 weeks of salary which represents up to approximately 15% of annual compensation. However, there is no pre-set plan or arrangement and no formula is used for the determination of bonuses. Bonuses are awarded solely based upon a subjective assessment of the Company performance and the individual’s contributions. Based upon the above, the Company does not believe disclosure was required in columns (c)-(e) of the table in paragraph (d) of Item 402 of Regulation S-K. In future filings the Company will provide further clarification that the awards are subjective or provide additional information regarding the specific factors that are quantified.

Item 15.	Exhibits and Financial Statement Schedules

Exhibits 31.1 and 31.2

10. We note that you deleted the text “; and “from the end of paragraph 4(d) of your Rule 13a-14(a) certifications included here as well as in your Form 10-Qs for the quarterly periods ended September 30, 2008 and December 31, 2008. Furthermore, we note that you incorrectly reference your Form 10-Q as an “annual” report in your certifications in your Form 10-Q for the quarterly periods ended September 30, 2008 and December 31, 2008. Please note that your certifications are required to be in the exact form as required by Item 601(b)(31) of Regulation S-K. See SEC Staff Alert: Annual Report Reminders at http://www.sec.gov/divisions/corpfin/cfalerts/cfalert030405.htm.

Response: The Company’s acknowledges the Staff’s comments. The errors will be corrected as follows (see underlined text) in future filings.

“I have reviewed this quarterly report on Form 10-Q of Super Micro Computer, Inc.;”

“d. Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and”

Mr. Stephen Krikorian

April 28, 2009

Page Nine

Form 10-Q for the Quarterly Period Ended December 31, 2008

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Results of Operations, page 24

11. We note that you report the occurrence of changes in your results of operations but do not provide a narrative discussion of why those changes occur. We note as an example the 9.1% decrease in sales of server system units for the three months ended December 31, 2008 which occurred while the selling price of your server system units remained constant. Please describe the extent to which you considered the effects that recent economic conditions or other factors have had on your business operations. In addition, for applicable future filings, please consider providing a complete narrative discussion regarding the causes of any material changes in your results of operations.

Response: The Company acknowledges the Staff’s comments. In the second quarter of fiscal 2009, the Company experienced a decline in business compared with the second quarter of fiscal 2008 which the Company believes was attributable to the global economic downturn and the effect it has had on information technology spending. In that sense the Company did not believe that there was anything noteworthy to disclose. However, for future filings, the Company intends to provide a more complete narrative discussion regarding the causes of any material changes its results of operations.

*  *  *  *  *

On behalf of the Company, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the Filings, that the staff comments or changes to disclosure in response to staff comments does not foreclose the Commission from taking any action with respect to the Filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Stephen Krikorian

April 28, 2009

Page Ten

We and the Company very much appreciate the Staff’s attention to the review of the Form 10-K and Form 10-Q. Please do not hesitate to contact the undersigned at (650) 833-2036 if you have any questions regarding this letter.

Sincerely,

DLA Piper US LLP

/s/ Peter M. Astiz
Peter M. Astiz
Partner
peter.astiz@dlapiper.com

Cc:	Melissa Walsh, Senior Staff Accountant, SEC
Ryan Houseal, Staff Attorney, SEC
Mark Shuman, Branch Chief – Legal, SEC
Howard Hideshima, Chief Financial Officer, Super Micro Computer, Inc.